

Management Report

Isegoria
For the period ended

Prepared on
June 13, 2020

For management use only

Table of Contents

Profit and Loss

	Total
INCOME	
Total Income	
GROSS PROFIT	**0.00**
EXPENSES	
Advertising & Marketing	130.51
Bank Charges & Fees	167.37
Contractors	12,513.66
Office Supplies & Software	42.00
Other Business Expenses	-23,500.00
Travel	2,908.99
Uncategorized Expense	60.10
Total Expenses	**-7,677.37**
NET OPERATING INCOME	**7,677.37**
NET INCOME	**$7,677.37**

Balance Sheet

All Dates

	Total
ASSETS	
Current Assets	
Bank Accounts	
Checking	5,269.37
Total Bank Accounts	**5,269.37**
Other Current Assets	
Uncategorized Asset	-6,000.00
Total Other Current Assets	**-6,000.00**
Total Current Assets	**-730.63**
TOTAL ASSETS	**$ -730.63**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Retained Earnings	-8,408.00
Net Income	7,677.37
Total Equity	**-730.63**
TOTAL LIABILITIES AND EQUITY	**$ -730.63**